                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                       BOSTON RESTAURANT ASSOCIATES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    101122109
               --------------------------------------------------
                                 (CUSIP Number)

                                October 11, 2005
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                         Dolphin Offshore Partners, L.P.
                       c/o Dolphin Asset Management Corp.
                              129 East 17th Street
                            New York, New York 10003
                            Telephone: (212) 982-5071
                              Attn: Peter E. Salas

                                 with a copy to:

                                  Gary J. Simon
                            Hughes Hubbard & Reed LLP
                             One Battery Park Plaza
                            New York, New York 10004
                            Telephone: (212) 837-6000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

           *The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on this cover page shall not be deemed to be
"filed" for the  purposes of Section 18 of the  Securities  Exchange Act of 1934
("Act") or otherwise  subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 101122109   |                                | PAGE 2 OF 12        |
 -----------------------                                  ---------------------

 ------------------------------------------------------------------------------
| 1  | NAME OF REPORTING PERSONS                                               |
|    | Peter E. Salas                                                          |
|    | S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|    | (Intentionally Omitted)                                                 |
|----|-------------------------------------------------------------------------|
| 2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|   |
|    |                                                              (b)  |_|   |
|----|-------------------------------------------------------------------------|
| 3  | SEC USE ONLY                                                            |
|----|-------------------------------------------------------------------------|
| 4  | SOURCE OF FUNDS                                                         |
|    | AF                                                                      |
|----|-------------------------------------------------------------------------|
| 5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                |
|    | PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|   |
|----|-------------------------------------------------------------------------|
| 6  | CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|    | U.S.                                                                    |
|----------------------------------------------------------------------------- |
|                      |  7 | SOLE VOTING POWER                                |
|                      |    | 3,302,811                                        |
|     NUMBER OF        |----|--------------------------------------------------|
|      SHARES          |  8 | SHARED VOTING POWER                              |
|   BENEFICIALLY       |    | 0                                                |
|     OWNED BY         |----|--------------------------------------------------|
|       EACH           |  9 | SOLE DISPOSITIVE POWER                           |
|    REPORTING         |    | 3,302,811                                        |
|   PERSON WITH        |----|--------------------------------------------------|
|                      | 10 | SHARED DISPOSITIVE POWER                         |
|                      |    | 0                                                |
|----------------------------------------------------------------------------- |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|    | 3,302,811                                                               |
|----|-------------------------------------------------------------------------|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    |_|   |
|    | SHARES*                                                                 |
|----|-------------------------------------------------------------------------|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|    | 46.9%                                                                   |
|----|-------------------------------------------------------------------------|
| 14 | TYPE OF REPORTING PERSON*                                               |
|    | IN                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 101122109   |                                | PAGE 3 OF 12        |
 -----------------------                                  ---------------------

 ------------------------------------------------------------------------------
| 1  | NAME OF REPORTING PERSONS                                               |
|    | Dolphin Management Inc.                                                 |
|    | S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|    | (Intentionally Omitted)                                                 |
|----|-------------------------------------------------------------------------|
| 2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|   |
|    |                                                              (b)  |_|   |
|----|-------------------------------------------------------------------------|
| 3  | SEC USE ONLY                                                            |
|----|-------------------------------------------------------------------------|
| 4  | SOURCE OF FUNDS                                                         |
|    | AF                                                                      |
|----|-------------------------------------------------------------------------|
| 5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                |
|    | PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|   |
|----|-------------------------------------------------------------------------|
| 6  | CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|    | Delaware                                                                |
|----------------------------------------------------------------------------- |
|                      |  7 | SOLE VOTING POWER                                |
|                      |    | 0                                                |
|     NUMBER OF        |----|--------------------------------------------------|
|      SHARES          |  8 | SHARED VOTING POWER                              |
|   BENEFICIALLY       |    | 3,302,811                                        |
|     OWNED BY         |----|--------------------------------------------------|
|       EACH           |  9 | SOLE DISPOSITIVE POWER                           |
|    REPORTING         |    | 0                                                |
|   PERSON WITH        |----|--------------------------------------------------|
|                      | 10 | SHARED DISPOSITIVE POWER                         |
|                      |    | 3,302,811                                        |
|----------------------------------------------------------------------------- |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|    | 3,302,811                                                               |
|----|-------------------------------------------------------------------------|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    |_|   |
|    | SHARES*                                                                 |
|----|-------------------------------------------------------------------------|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|    | 46.9%                                                                   |
|----|-------------------------------------------------------------------------|
| 14 | TYPE OF REPORTING PERSON*                                               |
|    | CO                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 101122109   |                                | PAGE 4 OF 12        |
 -----------------------                                  ---------------------

 ------------------------------------------------------------------------------
| 1  | NAME OF REPORTING PERSONS                                               |
|    | Dolphin Advisors, LLC                                                   |
|    | S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|    | (Intentionally Omitted)                                                 |
|----|-------------------------------------------------------------------------|
| 2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|   |
|    |                                                              (b)  |_|   |
|----|-------------------------------------------------------------------------|
| 3  | SEC USE ONLY                                                            |
|----|-------------------------------------------------------------------------|
| 4  | SOURCE OF FUNDS                                                         |
|    | AF                                                                      |
|----|-------------------------------------------------------------------------|
| 5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                |
|    | PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|   |
|----|-------------------------------------------------------------------------|
| 6  | CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|    | Delaware                                                                |
|----------------------------------------------------------------------------- |
|                      |  7 | SOLE VOTING POWER                                |
|                      |    | 0                                                |
|     NUMBER OF        |----|--------------------------------------------------|
|      SHARES          |  8 | SHARED VOTING POWER                              |
|   BENEFICIALLY       |    | 1,717,223                                        |
|     OWNED BY         |----|--------------------------------------------------|
|       EACH           |  9 | SOLE DISPOSITIVE POWER                           |
|    REPORTING         |    | 0                                                |
|   PERSON WITH        |----|--------------------------------------------------|
|                      | 10 | SHARED DISPOSITIVE POWER                         |
|                      |    | 1,717,223                                        |
|----------------------------------------------------------------------------- |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|    | 1,717,223                                                               |
|----|-------------------------------------------------------------------------|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    |_|   |
|    | SHARES*                                                                 |
|----|-------------------------------------------------------------------------|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|    | 24.4%                                                                   |
|----|-------------------------------------------------------------------------|
| 14 | TYPE OF REPORTING PERSON*                                               |
|    | CO                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 101122109   |                                | PAGE 5 OF 12        |
 -----------------------                                  ---------------------

 ------------------------------------------------------------------------------
| 1  | NAME OF REPORTING PERSONS                                               |
|    | Dolphin Offshore Partners, L.P.                                         |
|    | S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|    | (Intentionally Omitted)                                                 |
|----|-------------------------------------------------------------------------|
| 2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|   |
|    |                                                              (b)  |_|   |
|----|-------------------------------------------------------------------------|
| 3  | SEC USE ONLY                                                            |
|----|-------------------------------------------------------------------------|
| 4  | SOURCE OF FUNDS                                                         |
|    | WC                                                                      |
|----|-------------------------------------------------------------------------|
| 5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                |
|    | PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|   |
|----|-------------------------------------------------------------------------|
| 6  | CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|    | U.S.                                                                    |
|----------------------------------------------------------------------------- |
|                      |  7 | SOLE VOTING POWER                                |
|                      |    | 0                                                |
|     NUMBER OF        |----|--------------------------------------------------|
|      SHARES          |  8 | SHARED VOTING POWER                              |
|   BENEFICIALLY       |    | 1,585,588                                        |
|     OWNED BY         |----|--------------------------------------------------|
|       EACH           |  9 | SOLE DISPOSITIVE POWER                           |
|    REPORTING         |    | 0                                                |
|   PERSON WITH        |----|--------------------------------------------------|
|                      | 10 | SHARED DISPOSITIVE POWER                         |
|                      |    | 1,585,588                                        |
|----------------------------------------------------------------------------- |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|    | 1,585,588                                                               |
|----|-------------------------------------------------------------------------|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    |_|   |
|    | SHARES*                                                                 |
|----|-------------------------------------------------------------------------|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|    | 22.5%                                                                   |
|----|-------------------------------------------------------------------------|
| 14 | TYPE OF REPORTING PERSON*                                               |
|    | PN                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 101122109   |                                | PAGE 6 OF 12        |
 -----------------------                                  ---------------------

 ------------------------------------------------------------------------------
| 1  | NAME OF REPORTING PERSONS                                               |
|    | Dolphin Direct Equity Partners, L.P.                                    |
|    | S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|    | (Intentionally Omitted)                                                 |
|----|-------------------------------------------------------------------------|
| 2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|   |
|    |                                                              (b)  |_|   |
|----|-------------------------------------------------------------------------|
| 3  | SEC USE ONLY                                                            |
|----|-------------------------------------------------------------------------|
| 4  | SOURCE OF FUNDS                                                         |
|    | WC                                                                      |
|----|-------------------------------------------------------------------------|
| 5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                |
|    | PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|   |
|----|-------------------------------------------------------------------------|
| 6  | CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|    | U.S.                                                                    |
|----------------------------------------------------------------------------- |
|                      |  7 | SOLE VOTING POWER                                |
|                      |    | 0                                                |
|     NUMBER OF        |----|--------------------------------------------------|
|      SHARES          |  8 | SHARED VOTING POWER                              |
|   BENEFICIALLY       |    | 1,717,223                                        |
|     OWNED BY         |----|--------------------------------------------------|
|       EACH           |  9 | SOLE DISPOSITIVE POWER                           |
|    REPORTING         |    | 0                                                |
|   PERSON WITH        |----|--------------------------------------------------|
|                      | 10 | SHARED DISPOSITIVE POWER                         |
|                      |    | 1,717,223                                        |
|----------------------------------------------------------------------------- |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|    | 1,717,223                                                               |
|----|-------------------------------------------------------------------------|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    |_|   |
|    | SHARES*                                                                 |
|----|-------------------------------------------------------------------------|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|    | 24.4%                                                                   |
|----|-------------------------------------------------------------------------|
| 14 | TYPE OF REPORTING PERSON*                                               |
|    | PN                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 101122109   |                                | PAGE 7 OF 12        |
 -----------------------                                  ---------------------

ITEM 1.    SECURITY AND ISSUER

           The class of equity  security to which this statement  relates is the common stock, $.01 par value per share (the "COMMON STOCK") of Boston Restaurant
Associates,  Inc., a Delaware  corporation (the  "COMPANY").  The address of the principal  executive offices of the Company is 999 Broadway,  Suite 400, Saugus,
MA 01906.

ITEM 2.           IDENTITY AND BACKGROUND

           This  statement  is  being  jointly  filed  by each of the  following persons  pursuant to Rule 13d-1(k)  promulgated  by the  Securities and Exchange
Commission (the "Commission")  pursuant to Section 13 of the Securities Exchange
Act of 1934,  as amended (the  "Exchange  Act"):  Peter E. Salas ("Mr.  Salas"),
Dolphin Management Inc., a New York corporation ("Dolphin Management"),  Dolphin
Advisors,  LLC,  a New York  limited  liability  company  ("Dolphin  Advisors"),
Dolphin  Offshore  Partners,  L.P.,  a Delaware  limited  partnership  ("Dolphin
Offshore"),  and  Dolphin  Direct  Equity  Partners,  L.P.,  a Delaware  limited partnership ("Dolphin Direct"). Mr. Salas, Dolphin Management, Dolphin Advisors,
Dolphin  Offshore  and  Dolphin  Direct  are  collectively  referred  to as  the
"Reporting Persons." Mr. Salas is a United States citizen.

           The  principal  business  address of Mr. Salas,  Dolphin  Management,
Dolphin  Advisors,  Dolphin  Offshore  and Dolphin  Direct is c/o Dolphin  Asset
Management Corp., 129 East 17th Street, New York, New York 10003.

           Dolphin  Offshore and Dolphin  Direct are private  investment  funds.
Dolphin Management is the sole managing partner of Dolphin Offshore and the sole managing  member of Dolphin  Advisors.  Dolphin  Advisors  is the sole  managing general partner of Dolphin Direct.  The principal business of Dolphin Management is to serve as  investment  manager to Dolphin  Offshore,  Dolphin  Advisors and certain other entities.  The principal  business of Dolphin Advisors is to serve as investment  manager to Dolphin Direct.  Mr. Salas is the sole shareholder and
President of Dolphin  Management.  The principal business of Mr. Salas is to act as the sole shareholder and President of Dolphin Management and as the principal of investment funds.

           During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons,  none of the executive officers or directors of the  Reporting  Persons,  if  applicable,  has been  convicted  in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           On October 11, 2005,  Dolphin  Direct  entered into a stock  purchase agreement dated as of October 10, 2005 (the "STOCK PURCHASE AGREEMENT") pursuant to which it  purchased  1,717,223  shares (the  "Shares")  of Common  Stock in a private  transaction.  The sellers under the Stock Purchase  Agreement are Roger
Lipton, Mary Lipton and RHL Associates,  L.P. (collectively,  the "SELLERS").  A

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 101122109   |                                | PAGE 8 OF 12        |
 -----------------------                                  ---------------------

copy of the Stock Purchase  Agreement  attached hereto as Exhibit 5. The closing of the purchase is  scheduled  to take place on October 12, 2005,  or such other time as the parties shall agree.  Pursuant to the Stock Purchase Agreement,  the purchase price per Share is $0.50,  subject to a purchase price  adjustment (the
"ADJUSTMENT")  based on  subsequent  resale of the Shares  within one year under certain  circumstances.  Pursuant to the Stock Purchase  Agreement,  the Sellers
also  granted  to  Dolphin  Direct  an  irrevocable  proxy and right to vote and provide consent with respect to the Shares.

           Dolphin  Offshore  holds  470,588  previously-acquired  shares of the
Company's Series A Participating  Preferred Stock, $.01 par value per share (the
"PREFERRED STOCK"). Each share of Series A Participating  Preferred Stock may be converted  at any time at the  option of the holder of such share into one share of Common  Stock.  Dolphin  Offshore  also holds  1,115,000  previously-acquired shares of Common Stock.

           As of the date hereof,  each of Mr. Salas and Dolphin  Management  is deemed to  beneficially  own  3,302,811  shares of Common Stock by virtue of the record ownership by Dolphin Offshore of the 1,115,000 shares of Common Stock and
470,588 shares of Preferred Stock as described  above,  which Preferred Stock is convertible into 470,588 shares of Common Stock, as well as the 1,717,223 Shares purchased by Dolphin Direct as described  above. As of the date hereof,  Dolphin
Offshore  is deemed to  beneficially  own  1,585,588  shares of Common  Stock by virtue of the record ownership by it of the 1,115,000 shares of Common Stock and
470,588  shares of Preferred  Stock as described  above.  As of the date hereof, each  Dolphin  Advisors  and Dolphin  Direct is deemed to  beneficially  own the
1,717,223 Shares purchased by Dolphin Direct as described above.

           The  descriptions  of the matters and  agreements set forth above are qualified in their  entirety by reference to the copies of the  agreements  that are included as exhibits filed  previously  under this Schedule 13D or herein or filed with the SEC by the Company.  The sources of the funds used for all of the shares owned by the  Reporting  Persons were  working  capital  provided by fund investors.

ITEM 4.    PURPOSE OF THE TRANSACTION

           Dolphin Offshore  purchased the Shares because of its belief that the
Company represents an attractive  investment based on the business prospects and strategy of the Company.

           Dolphin  Advisors,  on behalf of  Dolphin  Direct,  has  submitted  a non-binding,  exploratory proposal to acquire the Company's  outstanding capital stock  for a  purchase  price of at least $5  million  in cash,  a copy of which proposal is attached hereto as Exhibit 3.

           Other than as set forth in such proposal,  the Reporting Persons have no present plans or proposals  that relate to or that would result in any of the actions  specified  in clauses (a) through (j) of Item 4 of Schedule  13D of the
Exchange  Act.  Nonetheless,  at any time the  Reporting  Persons may  formulate different or additional plans or proposals  relating to the Company,  including,

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 101122109   |                                | PAGE 9 OF 12        |
 -----------------------                                  ---------------------

among other things, entering into privately negotiated sales of shares of Common
Stock or acquisitions of additional shares of Common Stock,  making  open-market sales or  purchases,  proposing  a  business  combination  transaction  with the
Company  or  making  a  tender  offer  for  some or all of the  Common  Stock or
Preferred Stock. It is also possible that the Reporting  Persons will decide not to pursue the proposal or any other such transaction.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           As of the  date of this  Schedule  13D/A,  as  discussed  above,  the
Reporting  Persons may be deemed to be a group as defined in Rule 13d-5(b) under the  Exchange  Act and, as such a group,  may be deemed to  beneficially  own an aggregate of 3,032,811 shares of Common Stock,  which  constitute  approximately
46.9% of the  outstanding  shares  Common  Stock,  based on 7,035,170  shares of
Common Stock  outstanding  as of October 11, 2005 pursuant to the Company's Form
10-Q for the fiscal  quarter  ended June 30, 2005, on which are based all of the percentages  of  outstanding  shares of  Common  Stock  set  forth  herein.  The foregoing  and all other  amounts of  beneficial  ownership set forth herein are calculated pursuant to Rule 13d-3 under the Exchange Act ("RULE 13d-3").

           As of the date hereof,  Mr. Salas,  by virtue of his  relationship to
Dolphin  Management,  may be deemed to beneficially  own all 3,032,811 shares of
Common Stock  referred to above,  which  constitute  approximately  46.9% of the outstanding shares of Common Stock. As of the date hereof,  Dolphin  Management, by virtue of its  relationship  with  respect to Dolphin  Offshore  and  Dolphin
Advisors, may be deemed to beneficially own all 3,032,811 shares of Common Stock referred  to above,  which  constitute  approximately  46.9% of the  outstanding shares of Common Stock. As of the date hereof,  Dolphin  Offshore,  by virtue of its ownership of record of 1,115,588  shares of Common Stock and 470,588  shares of  Preferred  Stock,  which are  convertible  into the same number of shares of
Common Stock,  may be deemed to beneficially  own the 1,585,588 shares of Common
Stock  referred to above,  which shares  constitute  approximately  22.5% of the outstanding shares of Common Stock. As of the date hereof,  Dolphin Advisors, by virtue of its  relationship  with  respect to Dolphin  Direct,  may be deemed to beneficially  own all  1,717,223  Shares  referred  to above,  which  constitute approximately  24.4% of the  outstanding  shares of Common Stock. As of the date hereof,  Dolphin  Direct,  by virtue of its ownership of record of the 1,717,223
Shares referred to above, may be deemed to beneficially  own such Shares,  which constitute  approximately  24.4% of the outstanding shares of Common Stock. Each of Mr. Salas, Dolphin Management, Dolphin Offshore, Dolphin Advisors and Dolphin
Direct,  without implying the beneficial  ownership of Common Stock by any other
Reporting Person other than as expressly set forth herein,  disclaims beneficial ownership of any shares  beneficially  owned by any other Reporting  Person.  In addition,  (i) each of Dolphin Advisors and Dolphin Direct disclaims  beneficial ownership  of any of the  1,585,588  shares  referred  to herein as owned by Mr.
Salas,  Dolphin  Management  and Dolphin  Offshore,  and (ii)  Dolphin  Offshore
disclaims beneficial ownership of any of the Shares.

      (b) By  virtue  of the  foregoing  relationships,  Mr.  Salas is deemed to solely have, and each of Dolphin  Management  and Dolphin  Offshore is deemed to share,  the power to vote or direct  the vote of,  and to  dispose or direct the disposition  of, the  1,585,588  shares of Common  Stock  referred to above.  By

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 101122109   |                                | PAGE 10 OF 12       |
 -----------------------                                  ---------------------

virtue of the foregoing  relationships,  Mr. Salas is deemed to solely have, and each of Dolphin  Management,  Dolphin  Advisors and Dolphin  Direct is deemed to share,  the power to vote or direct  the vote of,  and to  dispose or direct the disposition of, the 1,717,223  Shares  referred to above.  Although being deemed members of the group  referred to above,  neither  Dolphin  Advisors nor Dolphin
Direct  has or shares  the power to vote or direct the vote of, or to dispose or direct the  disposition  of, the  1,585,588  shares of Common Stock  referred to above and  Dolphin  Offshore  does not have or share the power to vote or direct the vote of, or to dispose or direct the  disposition  of, the 1,717,223  Shares referred to above.

      (c) The only transactions by any Reporting Person in any securities of the
Company  since  the  most  recent   amendment  to  this  Schedule  13D  was  the
transactions contemplated by the Stock Purchase Agreement.

      (d) Each of the  Reporting  Persons  affirms that no person other than the
Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or (except with respect to the Adjustment) the proceeds from the sale of,  the shares of Common  Stock  deemed to be  beneficially  owned by such
Reporting Person or the Preferred Stock.

      (e) Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
           RESPECT TO SECURITIES OF THE ISSUER

           As  described  in Item 4, the Shares were  purchased  pursuant to the
Stock  Purchase  Agreement as described  herein.  The Reporting  Persons  retain complete,  independent economic control over their respective investments in the
Preferred  Stock and the owned shares of Common Stock as described  herein,  and none  of them  has  made  any  specific  agreement,  commitment  or  arrangement regarding  disposition  thereof or of the shares of Common Stock  issuable  upon conversion of the Preferred Stock.

           Pursuant to Rule  13d-1(k)  promulgated  under the Exchange  Act, the
Reporting  Persons  have  entered  into an  agreement  with respect to the joint filing of this  Schedule  13D and any  amendment  or  amendments  hereto,  which agreement is included as an exhibit hereto.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Subscription  Agreement between Dolphin Offshore  Partners,  L.P. and
           Boston  Restaurant  Associates,  Inc.  dated as of January 20,  2005.
           Incorporated  by  reference  to  Exhibit 3 to the  Company's  Current
           Report on Form 8-K dated January 20, 2005.

Exhibit 2. Rights Agreement between Dolphin Offshore  Partners,  L.P. and Boston
           Restaurant   Associates,   Inc.   dated  as  of  January  20,   2005.
           Incorporated  by  reference  to  Exhibit 1 to the  Company's  Current
           Report on Form 8-K dated January 20, 2005.

Exhibit 3. Letter to Boston  Restaurant  Associates,  Inc.  on behalf of Dolphin
           Direct Equity  Partners,  L.P.  dated  September 9, 2005.  Previously filed.

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 101122109   |                                | PAGE 11 OF 12       |
 -----------------------                                  ---------------------

Exhibit 4. Schedule 13D Joint Filing Agreement.

Exhibit 5. Stock  Purchase  Agreement  dated as of October 10, 2005 by and among
           Dolphin Direct Equity Partners,  L.P., Roger Lipton,  Mary Lipton and
           RHL Associates, L.P.

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 101122109   |                                | PAGE 12 OF 12       |
 -----------------------                                  ---------------------

                                   SIGNATURES

           After reasonable inquiry and to the best of our knowledge and belief, we certify that the  information  set forth in this statement is true,  complete and correct.  Pursuant to Rule 13d-1(k)(1),  each of the undersigned agrees that this statement is filed on behalf of each of us.

October 11, 2005

                                        /s/ Peter E. Salas
                                        ----------------------------------------
                                            PETER E. SALAS

                                     DOLPHIN MANAGEMENT INC.

                                     By: /s/ Peter E. Salas
                                        ----------------------------------------
                                     Name: Peter E. Salas
                                     Its:  President

                                     DOLPHIN OFFSHORE PARTNERS, L.P.

                                     By:  Dolphin Management Inc.
                                     Its: Managing Partner

                                     By: /s/ Peter E. Salas
                                        ----------------------------------------
                                     Name: Peter E. Salas
                                     Its:  President

                                     DOLPHIN ADVISORS, LLC

                                     By:  Dolphin Management Inc.
                                     Its: Managing Member

                                     By: /s/ Peter E. Salas
                                        ----------------------------------------
                                     Name: Peter E. Salas
                                     Its:  President

                                     DOLPHIN DIRECT EQUITY PARTNERS, LP

                                     By:  Dolphin Advisors, LLC
                                     Its: Managing Partner

                                     By:  Dolphin Management, Inc.
                                     Its: Managing Member

                                     By: /s/ Peter E. Salas
                                        ----------------------------------------
                                     Name: Peter E. Salas
                                     Its:  President